

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Matti M. Masanovich
Executive Vice President and Chief Financial Officer
Superior Industries International, Inc.
26600 Telegraph Road, Suite 400
Southfield, Michigan 48033

> **Re: Superior Industries International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 7, 2019**
> **File No. 001-06615**

Dear Mr. Masanovich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure